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                         EXHIBIT # 99(c)


               POLICY FOR SHAREHOLDER COMMUNICATION
                          WITH DIRECTORS


Shareholders wishing to communicate with the Board of Directors should send any communication to Corporate Secretary, DeVry Inc., One Tower Lane, Suite 1000, Oakbrook Terrace, Illinois 60181.
Any such communication must be in writing, must set forth the name and address of the shareholder (and the name and address of the beneficial owner, if different), and must state the form of stock ownership and the number of shares beneficially owned by the shareholder making the communication. The Corporate Secretary will compile and periodically forward such communications to the Board of Directors.